CODE OF ETHICS
BERKSHIRE CAPITAL HOLDINGS, INC.
December 12, 2020

     The nature of our business places all directors, officers, and employees (collectively called "employees") of Berkshire Capital Holdings, Inc. (the "Adviser") in a fiduciary position. We must accept certain limitations as to our freedom of action with regard to personal financial matters. Our financial interest must at all times be subordinated to those of the Adviser's clients.

     It is impossible to anticipate every circumstance which could, in fact or in theory, cause a conflict of interest between employees of the Adviser and the clients of the Adviser (including, but not limited to, The Berkshire Funds). Many of these are covered in this Code of Ethics. If there is any doubt in an employee's mind as to whether or not a possible conflict of interest is involved, he or she should consult Malcolm R. Fobes III (otherwise known as the "Portfolio Manager", "Chief Executive Officer" or “Chief Compliance Officer”).

     In addition, the use of inside information to trade in securities or to benefit in any way is strictly forbidden. Section X highlights our policy on insider trading and the procedures in place to prevent it.

     Employees are reminded that compliance with the letter and intent of this Code of Ethics is essential to their employment by the Adviser.

I. Definitions.

As used in this Code of Ethics, the following terms shall have the following meanings:

     (a) "Access person" means any of the Adviser’s partners, officers, directors, employees and others, each subject to the supervision and control of the Adviser , who provide investment advice on behalf of the Adviser and (i) who have access to nonpublic information regarding any clients’ purchase or sale of securities, or access nonpublic information regarding the portfolio holdings of any Fund” and (ii) who is involved in making securities recommendations to clients or who has access such non-public recommendations.

     (b) “Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

     (c) "Beneficial ownership" means the direct or indirect pecuniary interest, through any contract, arrangement, understanding, relationship or otherwise, in any security. A pecuniary interest is the opportunity to directly or indirectly profit or otherwise obtain financial benefits from any interest in a security. It includes ownership or any benefits of ownership by a member of an employee's immediate family (such as a spouse, minor children and adults living in such employee's home) and trusts of which such employee or an immediate family member of such employee is a trustee or in which any such employee has a beneficial interest.

     (d) “Employees” means the employees, officers and directors of the Adviser, including access person.

     (e) “Exempt Transactions” means transactions that are 1) effected in an amount or in a manner over which the employee has no direct or indirect influence or control, 2) pursuant to an Automatic Investment Plan, 3) in connection with the exercise or sale of rights to purchase additional securities from an issuer and granted by such issuer pro-rata to all holders of a class of its securities, 4) in connection with the call by the issuer of a preferred stock or bond, or 5) pursuant to the exercise by a second party of a put or call option.

     (f) “Fund” means any series of any investment company to which the Adviser provides investment advice.

     (g) "Personal account" means any securities account or portfolio in which an employee or a member of his or her family has any direct or indirect beneficial ownership or over which such person exercises control or influence, including, but not limited to, any joint account, partnership, corporation, trust or estate. An employee’s family members include the employee’s spouse, minor children, any person living in the home of the Employee and any relative of the employee (including in-laws) to whose support an employee directly or indirectly contributes.

     (h) "Security" has the same meaning set forth in Section 2(a)(36) of the Investment Company Act of 1940, except that it shall not include shares of unaffiliated registered open-end investment companies, direct obligations of the United States Government, banker's acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements.

     (i) A "security held or to be acquired" by a client means (1) any security which, within the most recent fifteen (15) days, is or has been held by a client or is being or has been considered by a client or the Adviser for purchase by a client, or (2) any option to purchase or sell, and any security convertible into or exchangeable for, any such security.

     (j) "Transaction" means the purchase or sale, or any action to accomplish the purchase or sale, (including the writing of an option to purchase or sell securities) of a security for an personal account. The term “transaction” does not include transactions executed by the Adviser for the benefit of unaffiliated persons, such as investment advisory and brokerage clients.

II. Restrictions on Trading.

     Employees are encouraged to choose investments in keeping with a long-term investment horizon in their personal accounts. The Adviser does not wish to have employees distracted by trading activities and believes that such activities invariably would detract from an employee's value to the Adviser and its clients.

     The trading restrictions in this Section II do not apply to transactions listed in Section IX or the transaction involves a private placement or initial public offering. Employees must remember that regardless of the transaction’s status as exempt or not exempt, the Employee’s fiduciary obligations remain unchanged. Similarly, employees are encouraged to manage their personal accounts in such a manner that the performance of one particular investment does not distract the employee from his or her work.

     (a) Prior to engaging in transactions in personal accounts, the employees of the Adviser shall (i) verify that there are no outstanding orders for the relevant security and have the Portfolio Manager of the Adviser initial a designated form; (ii) verify that no client has transacted in the relevant security within at least seven (7) calendar days and have the Portfolio Manager of the Adviser initial the form; and (iii) verify with the Portfolio Manager of the Adviser that the relevant security is not under consideration as a purchase or a sale candidate and have the Portfolio Manager of the Adviser initial the form. Notification of approval or denial to trade may be given verbally; however, it must be confirmed in writing within 24 hours of the verbal notification. The form attached as "Exhibit B", Securities Transaction Approval Form, is to be filed with the Portfolio Manager of the Adviser. All orders should be placed as day or market orders. If the order is not completed in a day, the above procedure must be repeated before the order can be reentered. These restrictions will help insure that (i) our clients have first access to our investment ideas, (ii) the security in question is not under active consideration, and (iii) a buy or sell program is not underway.

     (b) In the event the Portfolio Manager himself engages in a transaction in securities in his personal account, approval of such transaction will be given by the Treasurer of the Adviser.

     (c) Any transactions in a private placement or limited offering by an access person must be authorized by the Chief Compliance Officer, in writing, prior to the transaction. In connection with a private placement acquisition, the Chief Compliance Officer will take into account, among other factors, whether the investment opportunity should be reserved for a client, and whether the opportunity is being offered to the Access person by virtue of that person’s position with the Adviser. If the private placement acquisition is authorized, the Chief Compliance Officer shall retain a record of the authorization and the rationale supporting the authorization. Access persons who have been authorized to acquire securities in a private placement will, in connection therewith, be required to disclose that investment if and when they take part in any subsequent investment in the same issuer. In such circumstances, the determination to purchase securities of that issuer on behalf of a client will be subject to an independent review by personnel of the Adviser with no personal interest in the issuer.

     (d) Access persons are prohibited from acquiring any security in an initial public offering without the prior written approval of the Chief Compliance Officer. This restriction is imposed in order to preclude any possibility of an access person profiting improperly from such employee’s position with the Adviser. If participation in the initial public offering is authorized, the Chief Compliance Officer shall retain a record of the authorization and the rationale supporting the authorization.

     (e) Employees shall immediately report to the Portfolio Manager of the Adviser (i) any existing financial interest in any brokerage firm or related organization, and (ii) any employment or family members by any brokerage firm or related persons.

     (f) If an employee recommends that the firm purchase a security of the same class held by a personal account, the employee must disclose at the time of the initial recommendation that the personal account owns such security.

     (g) No orders of any kind may be placed using the Adviser's trading facilities other than for client accounts.

III. Restriction on Gifts, Etc.

     No employee shall accept any gift of material value, or any entertainment exceeding what is customary, from any client of the Adviser or from the client's estate or any broker/dealer, bank, corporation, or supplier of goods or services to the Adviser or its clients. Any employee who receives an offer of either a gift or bequest of material value from any of the foregoing sources shall promptly report it to the Chief Compliance Officer of the Adviser.

     Access persons shall not, directly or indirectly, give or permit to be given anything of value (including gratuities) in excess of $100 per individual per year where such payment or gratuity is in relation to the business of the Adviser. This limitation does not include customary business entertainment, such as dinners or sporting events, where the access person is the host of the dinner or event. Gifts of tickets to sporting events or similar gifts where access person do not accompany the client are subject to the $100 limits cited above.

IV. Restrictions on Serving as Fiduciary.

     Employees shall not accept appointments as trustee, executor, administrator, guardian, conservator, adviser, partner, director, or other fiduciary without prior approval of the Chief Compliance Officer of the Adviser. Appointment as a fiduciary for a relative is exempt from this requirement, although such appointment should be promptly reported.

V. Prohibition on Other Conflicts of Interest.

     Employees shall not, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by a client: (a) Employ any device, scheme or artifice to defraud the client;

     (b) Make any untrue statement of a material fact to the client or to omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading; (c) Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the client; or (d) Engage in any manipulative practice with respect to the client.

VI. Quarterly Reporting of Securities Transactions.

     An access person shall file with the Chief Compliance Officer, no later than thirty (30) days after the end of each calendar quarter, all personal security transactions for that quarter. The form attached as "Exhibit A", Personal Securities Transaction Report, shall be used for this purpose. All such reports will be reviewed by the Chief Compliance Officer, except that reports submitted by the Chief Compliance Officer himself will be reviewed by the Treasurer of the Adviser. A gift of a security to a charitable organization or to an individual is considered a sale and should be reported. Accounts managed by the Adviser are exempt from this requirement.

VII. Initial and Annual Reporting of Holdings.

     An access person shall file with the Chief Compliance Officer, no later than ten (10) days after he or she becomes an access person, an initial holdings report listing all securities beneficially owned by such employee no more than forty-five (45) days prior to the date he or she became an access person. On an annual basis, an access person shall file with the Chief Compliance Officer a holdings report listing all securities beneficially owned by such employee; such report must be current as of a date no more than forty-five (45) days before the report is submitted. Any such initial or annual report shall set forth the following information: (1) the title, number of shares and principal amount of each security in which the employee had any direct or indirect beneficial ownership; (2) the name of any broker, dealer or bank with whom the employee maintained an account in which any securities were held for the direct or indirect benefit of such employee; and (3) the date that the report is submitted. The form attached as "Exhibit C", Personal Securities Holdings Report, shall be used for this purpose.

VIII. Disclaimer of Beneficial Ownership.

     An access person may include in any report required under Sections VI or VII, a disclaimer as to beneficial ownership in any securities covered by the report.

IX. Exceptions from Reporting Requirements.

     An access person need not file:

     (a) Reports under Sections VI or VII with respect to transactions effected for, and securities held in, any account over which the person has no direct or indirect influence or control; (b) A quarterly report under Section VI if the report would duplicate information contained in broker trade confirmations or account statements received by the Chief Compliance Officer in the time period required by Section VI, if all of the information required by such Section is contained in the broker trade confirmations or account statements, or in the records of the Adviser; or (c) A quarterly report under Section VI with respect to a transaction effected pursuant to an Automatic Investment Plan.

X. Restriction on Use of Inside Information.

     The Adviser strictly forbids any of its employees from trading on or relaying inside information for personal benefit or on behalf of others. This policy applies to every employee and applies to activities engaged in by the employee both within and outside of the realm of his or her employment.

     Insider trading is a breach of Federal Securities law and is subject to both civil and criminal penalties. In addition, the Insider Trading and Securities Fraud Enforcement Act of 1988 (ITSFEA), subsequently increases the civil and criminal penalties for trading on material, non-public information and broadens the scope of responsibility for preventing insider trading. The ITSFEA requires the Adviser to establish and enforce a written policy on insider trading. The law also creates the concept of a "controlling person" which means that unless the Adviser establishes and enforces a policy to prohibit insider trading, the Adviser and its controlling persons may be held responsible and liable for any insider trading violations of its employees.

     The laws of insider trading are continuously changing. An employee may legitimately be uncertain about the application of the rules in a particular circumstance. Often, a single question can forestall disciplinary action or complex legal problems. Employees should notify the Chief Compliance Officer immediately with any questions as to the propriety of any actions or about the policies and procedures contained herein.

     (a) Insider Trading. Federal Securities laws do not define the concept of an insider or insider trading; the burden of proof is upon the individual and the firm to show that it did not break Federal Securities laws. Any dispute will be judged in court looking back with perfect hindsight. Insider trading is generally defined as the use of inside information to trade in securities or the communication of this information to others. The law prohibits: (i) Any trading by an insider in possession of material, non-public information; (ii) Any trading by a non-insider having inside information either disclosed by an insider in violation of his or her fiduciary duty to keep it confidential or misappropriated; and (iii) The communicating of material, non-public information to others, also known as "tipping".

     (b) The Concept of the Insider. The concept of the insider is very broad. An insider includes employees, officers and directors of a company. Also included are persons associated with the company through a special, confidential relationship in the conducting of the company's affairs and who receive information solely for the company's purposes. These "insiders" can include but are not limited to, attorneys, consultants, accountants and financial printers.

     (c) What is Inside Information? Inside information is broadly defined to include two concepts: materiality and non-public. Material information is information for which there is a substantial likelihood that a reasonable investor would consider important in making an investment decision or is reasonably certain to have a substantial impact on the price of a company's securities. Such information is considered to be non-public until it has been disseminated to investors generally. One must be able to point to some fact to show that the information is generally public. For example, information found in a report publicly filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. The stock exchanges require that companies disclose information to the national news and business newswire services (i.e., Dow Jones News Service and Reuters), the national services (i.e., Associated Press), and The New York Times and The Wall Street Journal. In addition, information appearing in local newspapers, brokerage reports, and SEC documents are generally considered to be public.

     (d) Procedure Upon Receipt of Inside Information. The Adviser requires employees to report any information which he or she believes to be insider information to the Chief Compliance Officer of the

Adviser. The information should be reported even if the employee is unsure as to whether or not it represents inside information.

Whenever an employee receives material, non-public information, he or she shall not:

(a)	Trade in the securities to which the information relates;

(b)	Tip the information to others;

(c)	Recommend purchases or sales on the basis of that information; or

(d)	Disclose the information to anyone other than the Adviser's Chief Compliance Officer.

     The decision for the appropriate course of action will be made by the Chief Compliance Officer of the Adviser.

XI. Sanctions.

     If any employee violates any provisions set forth in this Code of Ethics, the Chief Compliance Officer of the Adviser shall impose such sanctions as he deems appropriate including, but not limited to, a letter of censure or termination of employment, censure fines, freezing of one's personal account or securities in that account for a specified time frame.

XII. Reporting to Board of Directors.

     At least once each year, the Chief Compliance Officer of the Adviser shall provide the Board of Directors of the Adviser and the Board of Trustees of The Berkshire Funds with a written report that (1) describes issues that arose during the previous year under this Code of Ethics including, but not limited to, information about material violations and sanctions imposed in response to those material violations, and (2) certifies to the Board of Directors of the Adviser and the Board of Trustees of The Berkshire Funds that the Adviser has adopted procedures reasonably necessary to prevent its employees from violating this Code of Ethics.

XIII. Compliance Education Program.

     The Chief Compliance Officer of the Adviser shall identify all employees who are required to make the reports required under Sections VI and VII and shall inform those employees of their reporting obligations. As part of the Adviser's ongoing compliance education program, it has implemented the following procedures:

     (a) Review for New Employees. New employees will be given a copy of the Code of Ethics and will be required to read and sign it. The Chief Compliance Officer of the Adviser will be available to review the statement with the employee.

     (b) Revisions. Any revisions of this statement will be distributed to all employees.

     (c) Annual Review. Once each year, the Chief Compliance Officer of the Adviser will review this Code of Ethics with all employees. Annually, each employee must certify that he or she has read and understands this Code of Ethics and any amendment, and recognizes that he or she is subject to it, that he or she has complied with the requirements of this Code of Ethics and has disclosed or reported all transactions in personal accounts required to be disclosed or reported pursuant to the requirements of this Code.

XIV. Retention of Records.

     The Adviser shall maintain the following records, for the time periods and in the manner set forth below, at its principal place of business:

     (a) A copy of this Code of Ethics, and each code of ethics previously in effect for the Adviser at any time within the past five years, must be maintained in an easily accessible place.

     (b) A record of any violation of the Adviser's code of ethics, and any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.

     (c) A record of all written acknowledgments of receipt of the Code of Ethics for each person who is currently, or within the past five years was, an employee.

     (d) A copy of each report required to be made by an employee pursuant to the Adviser's code of ethics must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

     (e) A record of all employees, currently or within the past five years, who are or were required to make reports under Sections VI and VII, or who are or were responsible for reviewing these reports, must be maintained in an easily accessible place.

     (f) A copy of each report required to be made by the Chief Compliance Officer of the Adviser to the Board of Directors of the Adviser or the Board of Trustees of The Berkshire Funds pursuant to Section XII must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

     (g) A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons in initial public offerings or private placements, for at least five years after the end of the fiscal year in which the approval is granted

I acknowledge that I have read, and fully understand the Code of Ethics of Berkshire Capital Holdings, Inc.

Date: ___________________________
Signature: _______________________
Title: ___________________________

EXHIBIT A
Personal Securities Transaction Report

______________________________ ______________________________

Name (please print) Quarter Ending

INSTRUCTIONS: Record all applicable security transactions which are not specifically excepted by the Code of Ethics. This form must be returned within 30 calendar days after the close of each quarter.

☐ I have executed no securities transactions during the quarter.

☐ The following is a complete list of my securities transactions:

==

Purchase/Sale	Number of Shares	Broker Date	Other	Principal Amount	Title of Security*	Price	Dealer

*Provide interest rate, maturity date, ticker symbol or CUSIP, if applicable

==

Please disclose below any securities account over which you have a beneficial interest and which was established during the quarter covered by this report.

☐ I have not established a securities account during the quarter.

☐ The following is a complete list of securities accounts opened during the quarter

==

Account Registration	Broker/Dealer/Bank	Account No.	Date Established

==

I acknowledge that the transactions listed above comprise all transactions executed in accounts in which I have a beneficial interest.

______________________________ ______________________________

Approved Signature of Access Person

______________________________ ______________________________

Date of Filing Date Approved

EXHIBIT C
Initial and Annual Securities Holdings Report

This information is current as of _______________ (must be current as of a date no more than 45 days before an access person (Initial Report) or date no more than 45 days before the report is submitted (Annual Report). Please list all Securities in which you have a beneficial interest, as defined in the Code of Ethics.

Security (name, type and CUSIP/ticker symbol)	Number of Shares and Principal Amount	Date Acquired

Please list all brokers, dealers and banks that maintain a brokerage account in which you have a beneficial interest, as defined in the Code of Ethics.

Name of Broker, Dealer or Bank	Account Name

     I certify that I have read and understand the Code of Ethics and recognize that I am subject to it. I certify that this is a complete list of all Securities in which I have a beneficial interest, and that I have complied with the requirements of the Code of Ethics including disclosure of all securities transactions for which the Code of Ethics requires disclosure.

Printed Name: ____________________	Signature: ________________________
Date: ____________________________